245 Summer Street Boston, MA 02210	Fidelity® Investments

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	January 17, 2025

VIA EDGAR

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Devonshire Trust (the trust): File Nos. 002-24389 and 811-01352

Fidelity Equity-Income Fund, Fidelity Equity-Income K6 Fund, Fidelity Mid Cap Value Fund, Fidelity Mid Cap Value K6 Fund, Fidelity Series Stock Selector Large Cap Value Fund, Fidelity Series Value Discovery Fund, Fidelity Stock Selector Large Cap Value Fund (the fund(s))

Post-Effective Amendment No. 183

Dear Ladies and Gentlemen:

On behalf of Fidelity Devonshire Trust (the “Registrant”), Post-Effective Amendment No. 183 (the “Amendment”) to the Registrant’s registration statement on Form N-1A under the Securities Act of 1933 Act, as amended (the “Securities Act”), was electronically transmitted for filing pursuant to Rule 485(a) on January 16, 2025 (Accession No. 0000035341-25-000012). The Amendment has been filed solely for the purpose of implementing certain disclosure changes in connection with recent amendments to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Names Rule”).

We hereby request, in reliance upon Securities Act Release No. 6510 and Investment Company Act Release No. 13768 (February 15, 1984), that the Amendment receive selective review from the SEC and its Staff of the changes contained herein.  The Amendment reflects the implementation of changes in connection with amendments to the Names Rule, and, aside from the sections highlighted below, each fund’s prospectus(es) and SAI(s) are “not substantially different” from the disclosures that were previously filed in Post-Effective Amendment No. 182 (Accession No. 0000035341-24-000032) to the Trust’s registration statement on N-1A. The sections of the Amendment that include substantive differences from the prior disclosure include: (i) the Principal Investment Strategies sections of the Fund Summary section in the prospectus; and (ii) the Principal Investment Strategies and Description of Principal Security Types sections in the Investment Details section of the prospectus.

Please contact Renée Fuller at (603) 721-4221 with any questions or comments regarding this Amendment.

Sincerely,

/s/Renée Fuller Renée Fuller Shareholder Reporting